September 28, 2016

Re:	Madyson Equity Group, LP (the “Company”)
Draft Offering Statement on Form 1-A Submitted April 22, 2016 CIK No. 0001672461

Dear Ms. McManus,

Please see the answer to your comments below.

Prior Performance Table, page 47

1. We note your revised disclosure in response to comment 2. Please also disclose the total amount of money raised from investors by Madyson Holdings, Inc. and the total number of investors in Madyson Holdings, Inc. Please also balance your disclosure by discussing the age and lease term for each property, and discuss any major adverse business developments or conditions experience by Madyson Holdings, Inc.

We have added the following information:

Joseph Ryan is the CEO of Madyson Holdings, Inc. Madyson Holdings, Inc. has been in operations since January, 2015. The table below summarizes the transactions in Madyson Holdings, Inc. This portfolio consisted of residential properties. The Sponsor raised $8,265,000 from eight (8) accredited investors. Most of the funds were used to purchase REIT stock that was not controlled by Madyson or the Sponsor. No funds were used for organizational expenses or selling commissions. The Sponsor provided funds for reserves (if needed). The rest of the capital was used to purchase and improve the properties listed below. No leverage or mortgages were used to purchase or improve the properties. Funds were raised in 2014. Properties were purchased in 2014 and sold in 2015 and 2016. All properties have been disposed of as of July 31, 2016.

Majestic Drive was a property in Colorado Springs that was purchased for the purposes of rehab, rent, and hold. Because the Offering Sponsor received a higher than expected offer price, the property was sold one year and four months from purchase date. It was rented for $1,895 per month for the duration of the hold period. This property realized $22,740 in income and $1,380 in expenses, in 2015; $13,265 in income and $9,305 in expenses in 2015 and then the property was sold on July 31, 2015 for $338,950.

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Alicia Point and Denton Grove in Colorado Springs were two condominium homes that were purchased for the purposes of rental income in October 2015. Alicia Point was rented for $895 per month for the duration of its hold period. Alicia Point realized $10,740 in income and $1,776 in expenses in 2014; $10,740 in income and $2,076 in expenses in 2015; and $3,580 in income and $592 in expenses in 2016 until it was sold for $121,050 on April 30, 2016. Denton Grove rented for $1,200 per month for the duration of its hold period. Denton Grove realized $14,400 in income in $2,436 in expenses in 2014; $14,400 in income and $2,516 in expenses in 2015; and $6,000 in income and $1,015 in expenses in 2016 until it was sold on May 31, 2016 for $169,700.

Julynn Road in Colorado Springs was a two unit dwelling that the Offering Sponsor elected to rehab in to a single family unit in July 2015. The property rented for $2,500 per month. Julynn Road realized $30,000 in income and $1,596 in expenses in 2014; $30,000 in income and $1,347 in expenses in 2015; and $17,500 in income and $937 in expenses in 2016 until it was sold on July 31, 2016 for $348,750.

During the tenure of Madyson Holdings, Inc. there were not any major adverse business developments or conditions.

2. We note your response to comment 4 and reissue because it appears you have not included the requested disclosure. Please revise your prior performance tables to correspond with the guidance in Appendix II of Industry Guide 5 and Disclosure Guidance Topic Number 6.

We revised the provided tables to provide the following information: purchase price, sales price, income, expenses, profit or loss, and IRR for the individual properties purchased. This was further discussed in the proceeding paragraphs.

Name and Description of Investment	Fiduciary Role	Total Purchase Price	Total Sales Price	Profit/ (Loss)	IRR	Total Income	Total Expenses

Majestic Drive - Residential Property	Offering Sponsor	$321,920	338,950	17,030	6.58%	$36,005	$10,685
Alicia Point - Residential Property	Offering Sponsor	$116,000	121,050	5,050	7.39%	$25,060	$4,444
Denton Grove - Residential Property	Offering Sponsor	$160,000	169,700	9,700	6.10%	$34,800	$5,967
Julynn Road - Residential Property	Offering Sponsor	$310,000	348,750	38,750	11.77%	$77,500	$3,880

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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Property		Sponsor	Bedroom	Square		Profit/Loss
Real Estate
Majestic Drive	Single Family	MCM	3 bed, 2 Bath	3029	$321,920 (Purchase)	$17,030.00
Alicia Point	Town Home	MCM	1 bed, 1 Bath	900	$116,000.00	$5,050.00
Denton Grove	Town Home	M CM	2 Bed, 2 Bath	1125	$160,000.00	$9,700.00
Julynn Road	Multi Family	M CM	4 Bed, 4 Bath	3074	$310,000.00	$38,750.00

Please advise at your earliest convenience when we may file for qualification.

Thank you.

Sincerely,

/s/ Jillian Sidoti

Securities Counsel for the Company

38730 Sky Canyon Drive, Ste A, Murrieta, CA 92563

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